

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Ching Jaw
Senior Vice President, Chief Financial Officer
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, CA 94080

> **Re: Cytokinetics, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 000-50633**

Dear Mr. Jaw:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences